Exhibit 99.1

Vertical Aerospace Selects Isoclima as Strategic Transparency partner for Valo

•     Isoclima to design and manufacture full transparency suite for Valo certification aircraft

•      Builds on established supplier relationships with Honeywell, Aciturri, Evolito and Syensqo

London, UK & New York, USA – 27/03/2026 – Vertical Aerospace (“Vertical” or “Company”) [NYSE:EVTL], a global aerospace and technology company that is pioneering electric aviation, today announced it has selected Isoclima S.p.A., a global leader in high performance transparent solutions, as a strategic supplier for the Valo aircraft.

Under the agreement, Isoclima will design and manufacture the full transparency suite for Valo, including pilot and passenger canopies and glazing systems. This long-term partnership provides supply stability and technical continuity as Vertical advances the Valo programme through certification, production and entry into commercial service.

Certification and Commercialisation

Aircraft transparencies are certification-critical components. For eVTOL aircraft, they must withstand high operational cycles, bird-strike requirements, structural loads and environmental stress - while maintaining exceptional visibility and durability.

Early engagement with a proven supplier is essential to protecting certification timelines and reducing programme risk. Isoclima’s vertically integrated capabilities, including in-house bird-strike testing and advanced modelling, will support the Valo programme into commercialisation.

A Proven Aerospace and Industrial Partner

Isoclima is a recognized global partner in aerospace transparencies, supplying certified glazing systems to global OEMs. Beyond aerospace, Isoclima also operates across high performance, safety-critical sectors, including civilian armored vehicles and high performance cars, defense and security, rail and high-speed mobility, high-end yachting, security architecture and advanced technologies collaborations.

This cross-sector expertise in complex, transparent solutions enables continuous innovation in materials, geometries, and performance, directly benefitting next generation aerospace platforms like Vertical in its strategy of partnering with experienced industrial suppliers capable of scaling production. The agreement further formalises the core supply chain for Valo, alongside Honeywell, Aciturri, Evolito and Syensqo.

Stuart Simpson, CEO at Vertical Aerospace, said:

“Delivering Valo requires world-class partners with deep certification expertise and proven manufacturing capability. Isoclima brings both. This partnership strengthens our supply chain and supports our path to bringing a certifiable, scalable aircraft to market.”

Liviana Forza, CEO, at Isoclima, said:

“We are proud to partner with Vertical Aerospace on the Valo programme. This collaboration reflects our commitment to enabling next-generation mobility through advanced, certified transparencies. Leveraging our aerospace heritage and cross-sector innovation capabilities, we are well positioned to support Valo from development through certification and into industrial scale production.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion system.

About Isoclima

Isoclima Group is an international leader in the design, engineering, and production of high-performance transparent solutions for aerospace, civilian and military armored vehicles, high performance cars, yachting, rail, and security architecture. Recognized worldwide for innovation, quality, and customization, Isoclima guarantees safety, strength combined with lightness – as required in aviation – complex curvatures, durability, excellent optical quality, and compliance with the most stringent regulations. The company collaborates with leading global players and continues to invest in cutting-edge technologies to ensure safety, performance, and sustainability.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463  Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding a long-term partnership with Isoclima for the design, development, qualification, and serial production of aircraft transparencies, Isoclima’s supply and obligations under the partnership agreement, the efficiencies, reliability and expertise expected, the design and manufacture of our aircraft and the hybrid-electric variant, certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the aircraft, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.